                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No.5)1

                                   MIDAS INC.
--------------------------------------------------------------------------------
                                (Name of issuer)

                     COMMON STOCK, $.001 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   595626 10 2
--------------------------------------------------------------------------------
                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                October 16, 2003
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

          If the filing person has previously  filed a statement on Schedule 13G to report the  acquisition  that is the  subject of this  Schedule  13D,  and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

          Note.  The  Schedules  filed in paper  format  shall  include a signed original  and five copies of the  schedule,  including  all  exhibits.  See Rule
13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

--------

1    The  remainder  of this  cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the
Notes).

------------------------                                   ---------------------
CUSIP No. 595626 10 2                 13D                      Page 2 of 7 Pages
------------------------                                   ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                   MLF Investments, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     AF, WC, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY
OWNED BY EACH                   0 shares
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                1,640,230 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                0 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                1,864,000 shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     1,864,000 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     12.4%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                   ---------------------
CUSIP No. 595626 10 2                 13D                     Page 3 of 7 Pages
------------------------                                   ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                   Matthew L. Feshbach
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     AF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY
OWNED BY EACH                   0 shares
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                1,640,230 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                0 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                1,864,000 shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     1,864,000 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     12.4%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                   ---------------------
CUSIP No. 595626 10 2                 13D                     Page 4 of 7 Pages
------------------------                                   ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                   MLF Partners, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY
OWNED BY EACH                   0 shares
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                1,640,230 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                0 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                1,640,230 shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     1,640,230 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     10.9%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                   ---------------------
CUSIP No. 595626 10 2                 13D                     Page 5 of 7 Pages
------------------------                                   ---------------------

     The following  constitutes  Amendment No. 5 ("Amendment No. 5") to Schedule
13D, as amended to date, filed by the undersigned  (the "Schedule 13D").  Except as  specifically  amended by this  Amendment  No. 5, the Schedule 13D remains in full force and effect.

     Item 3 is amended in its entirety to read as follows:

Item 3. Source and Amount of Funds or Other Consideration.

     As of October 20, 2003, MLFP beneficially  owned 1,640,230 shares of Common
Stock. Each of MLFI and Mr. Feshbach may be deemed to beneficially own 1,864,000 shares of Common Stock,  consisting of 1,640,230 shares of Common Stock owned by
MLFP and 223,770 shares of Common Stock owned by an account managed by MLFI. The funds used to purchase such shares of Common Stock came from the working capital and margin borrowings under usual terms and conditions of the private investment limited partnership and the working capital of the managed account.  Such shares of Common Stock were accumulated through purchases made on the open market at an aggregate cost of approximately $16,314,746, including brokerage commissions.

     Items 5(a) and (b) are amended in their entirety to read as follows:

Item 5.Interests in Securities in the Issuer.

     (a) Each of MLFI and Mr.  Feshbach  beneficially  owns 1,864,000  shares of
Common  Stock  or  12.4%  of  the  shares  of  Common  Stock  outstanding.  MLFP beneficially  owns  1,640,230  shares of Common  Stock or 10.9% of the shares of
Common Stock  outstanding.  The  aggregate  percentage of Shares of Common Stock reported  owned by each person named herein is based upon  15,092,374  shares of
Common Stock  outstanding as of September 26, 2003 (as disclosed by the Issuer's
Chief Financial Officer to the Reporting Persons).

     (b) Each of the Reporting Persons shares the power to vote or to direct the vote and the power to dispose or to direct the  disposition of 1,640,230  shares of Common Stock,  or 10.9% of the shares of Common Stock  outstanding.  MLFI and
Mr.  Feshbach  share the power to  dispose of or to direct  the  disposition  of additional 223,770 shares of Common Stock, or 1.5% of the shares of Common Stock outstanding.

     Item 5(c) is hereby amended to add the following:

     (c)  Schedule  A hereto  lists  the  transactions  effected  by each of the
Reporting  Persons  since the filing of Amendment No. 4 to the Schedule 13D. All the transactions were effected through open market purchases.

             [The remainder of this page was purposely left blank.]

------------------------                                   ---------------------
CUSIP No. 595626 10 2                 13D                     Page 6 of 7 Pages
------------------------                                   ---------------------

                                   SIGNATURES

     After reasonable inquiry and to the best of his knowledge and belief,  each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 20, 2003                  MLF Investments, LLC

                                         By: /s/ Matthew L. Feshbach
                                            ------------------------------------
                                            Name: Matthew L. Feshbach
                                            Title: Managing Member

                                             /s/ Matthew L. Feshbach
                                            ------------------------------------
                                                 Matthew L. Feshbach

                                           MLF Partners, L.P.

                                           By: MLF Investments, LLC,
                                               General Partner

                                           By: /s/ Matthew L. Feshbach
                                              ----------------------------------
                                              Name: Matthew L. Feshbach
                                              Title: Managing Member

------------------------                                   ---------------------
CUSIP No. 595626 10 2                 13D                     Page 7 of 7 Pages
------------------------                                   ---------------------

                                   SCHEDULE A

         TRANSACTIONS IN THE SHARES OF COMMON STOCK SINCE THE FILING OF
                      AMENDMENT NO. 4 TO THE SCHEDULE 13D

A.  Transactions by the Private Investment Limited Partnership

--------------------------------------------------------------------------------
   Shares of Common Stock
          Purchased                  Price Per Share ($)      Date of Purchase
--------------------------------------------------------------------------------
           135,900                         13.6776                10/16/03
--------------------------------------------------------------------------------
             1,600                         13.4981                10/15/03
--------------------------------------------------------------------------------
               800                         13.4000                10/15/03
--------------------------------------------------------------------------------
            31,900                         13.2533                10/13/03
--------------------------------------------------------------------------------

B.          Transactions by the Managed Account

                                      NONE